Exhibit 20

                               FORD MOTOR COMPANY

NEWS

Contact:        George Pipas
                313-323-9216
                gpipas@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs
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IMMEDIATE RELEASE
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FORD MOTOR COMPANY reports APRIL u.S. SALES

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     o    Ford Expedition and Lincoln Navigator pace Ford's  record-setting  SUV sales; Mustang stampede results from historic $5 a day lease program
     o    Volvo and Land Rover set new April sales records
     o Ford raises second quarter production plan 10,000 vehicles to 990,000 cars and trucks
     o Ford's O'Connor is encouraged by higher consumer confidence readings - enhances prospects consumer spending will improve in the second half.

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DEARBORN, Mich., May 1 - U.S. customers purchased or leased 298,037 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in April, down 2.9 percent compared with a year ago. Year-to-date, the company's sales were 1.1 million, down 2.3 percent compared with the same period a year ago.

The all-new Ford Expedition and Lincoln Navigator, which debuted in June 2002, paced the company to a new April SUV sales record. Expedition sales were 17,827 (up 80 percent compared with a year ago) and Navigator sales were 3,282 (up 79 percent). Two more new SUVs, Lincoln Aviator and Volvo XC90, helped increase the company's total SUV sales to 78,221, eclipsing the previous April record (70,766) set in 2001.

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Ford Mustang had its best sales month since October 2001 as 17,412 customers stampeded to Ford dealers and saddled up America's legendary pony car, enticed by an historic offer on the eve of Ford's centennial. Mustang sales were 32 percent higher than a year ago.

"Mustang fever was elevated higher than we expected," said Jim O'Connor, Ford Group Vice President, North America Marketing, Sales and Service. "Extending the $5 a day lease offer was one of the easiest decisions we've ever made." The special centennial $5 a day lease on Mustang and Ranger, America's best-selling compact pickup, has been extended to June 16.

 Volvo dealers reported record April sales of 10,895, up 21 percent from a year ago. April was the sixth month in a row of higher sales at Volvo - a streak that started with the introduction of the XC90, the award-winning sport utility vehicle. XC90 sales (2,263) were limited by availability (16 days' supply at the beginning of April).

Land Rover dealers also reported record April sales of 2,916, up 5 percent from a year ago, reflecting higher sales of the all-new Range Rover, the flagship of Land Rover's fleet. April was the second month in a row of record Land Rover sales.

Lincoln sales rose 15 percent from a year ago on the strength of record SUV sales. Aviator and Navigator combined for April sales of 5,745, nearly tripling last year's sales for Navigator alone and the highest SUV sales ever delivered by the Lincoln franchise in a single month.

Ford, America's best-selling brand of cars and trucks, posted April sales of 251,186, down 2.6 percent from a year ago. Mercury sales were 16,320, down 21 percent from a year ago.

The company revised its second quarter North American production plan upward by 10,000 units (5,000 cars and 5,000 trucks) in response to higher than expected demand for the Mustang (Dearborn Assembly Plant) and Expedition and Navigator (Michigan Truck Plant). The company now plans to produce 990,000 vehicles in the second quarter (320,000 cars and 670,000 trucks).

"We're encouraged by higher consumer confidence readings," O'Connor said. "A more confident consumer enhances the prospect that consumer spending will improve in the second half of the year."

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